P.O. BOX 91129 • CLEVELAND, OHIO 44101 • (440) 461-5200
October 18, 2007
By Edgar
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Attention:	John Cash Branch Chief Division of Corporation Finance

Re:	Preformed Line Products Company Form 10-K for the fiscal year ended December 31, 2006 File No. 0-31164
Dear Mr. Cash:
     On behalf of Preformed Line Products Company (the “Company”), this letter responds to the Staff’s comment letter dated July 12, 2007 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the quarter ended March 31, 2007. The comments you provided are repeated in italics below. The Company’s responses are provided after the comments.
Form 10-K for the year ended December 31, 2006
Note J — Business Segments, page 48
1.	We note your response to prior comment two and appreciate the additional information you provided. We note that you intend to combine the operations of SMP and DPW in an “other” category in future filings. Please confirm to us that DPW does not meet any of the quantitative thresholds of paragraph 18 of SFAS 131. Please also confirm to us that either: your two reportable segments meet the quantitative threshold of paragraph 20 of SFAS 131: or SMP and DPW meet a majority of the aggregation criteria in paragraph 17 of SFAS 131, as required by paragraph 19 of SFAS 131. Alternatively, please reconsider the proposed segment presentation. In addition, please ensure that future filings adequately disclose and discuss any revised segment presentation including the specific nature of any operations included in “other”.
DPW does not meet any of the quantitative thresholds of paragraph 18 of SFAS 131. DPW’s total assets as of March 31, 2007 represented approximately 2% of consolidated total assets. Additionally, DPW’s forecasted 2007 net sales are expected to be approximately 2% of consolidated net sales, while forecasted net income of DPW is expected to be less than 1% of consolidated net income.
Based upon our new assessment as described further in our response to comment 2 below, we will not combine SMP and DPW in an “other” category. SMP will be presented as a separate reportable segment and DPW, our newly acquired domestic solar energy operation, will be included in an “all other” segment with certain of our other quantitatively immaterial foreign operations.
2.	We note your response to prior comment three and appreciate the additional information you provided, however, we continue to believe that each of your foreign operations is an operating segment as defined in paragraph 10 of SFAS 131. We also note from your response that you believe you would be able to aggregate your foreign operations because they meet all of the criteria in paragraph 17 of SFAS 131 including similar economic characteristics. Based on the information you have provided, on your representations and on the results and sizes of each of your foreign operations, we have no further comments. However, please be advised that you are required to continually re-assess the appropriateness of aggregating operating segments in future filings.
We manage our foreign operations as a single business unit. Each of our foreign operations prepares monthly financial statements and sends this information to our Corporate headquarters where it is consolidated. Consolidated results, along with net income by location, are provided to the CODM. We do not believe that this financial information is sufficient, in isolation, to make decisions on allocating resources among the foreign operations nor is it the primary determinant in assessing performance and making resource allocation decisions.
However, we acknowledge that based on paragraph 10 of SFAS 131 the availability of discrete financial information may constitute a separate operating segment. The financial statements prepared by each of our foreign operations represent discrete financial information and therefore it would appear as though each foreign operation would meet the criteria to qualify as an operating segment under paragraph 10 of SFAS 131. If each operation is viewed as a separate operating segment, then we believe they generally meet the qualitative criteria for aggregation under paragraph 17 of SFAS 131. However, when performing a quantitative analysis of the similar economic characteristics of the foreign operations, we have determined that our foreign operations do not meet the allowed variance in long term gross margin among operations to qualify as having similar economic characteristics. Based upon this new assessment of our foreign operations we must now consider each operation an operating segment and consequently a separate reportable segment if the operation meets the quantitative criteria of exceeding 10% of consolidated sales, net income or consolidated assets.

Item 1. Financial Statements and Supplementary Data, page 3
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13

Consequently, we are expanding our reportable segments from two to seven including an “all other” segment and will file an amended Form 10-K for 2006 and an amended first quarter 2007 Form 10-Q to include this expanded segment disclosure. Our segments will now include:

2006 Revenues
Reportable segment	(Millions of $’s)
PLP — US	$91.4
Brazil	20.9
Australia	16.2
Canada	9.8
South Africa	8.3
SMP	20.0

Subtotal	166.6
All Other	50.3

Total Consolidated Sales	$216.9
The six reportable segments above represent 77% of consolidated sales.
We will disclose and discuss this revised segment reporting as follows:
Subsequent to the year ended December 31, 2006, the Company completed a re-assessment of its operations and reporting structure. As a result of this assessment the Company will now report seven reportable segments. Consequently, the Company’s segment disclosures have been restated from the two reportable segments (Domestic and Foreign) that were previously reported. The international segments have been determined based on results of operations as reported by location. The domestic segments have been determined based upon the end use of products. The reportable segments are PLP-USA, SMP, Australia, Brazil, South Africa, Canada, and All Other. Our PLP-USA segment is comprised of our U.S. operations supporting primarily our domestic energy and telecommunications products and was previously part of our domestic segment. The SMP segment is comprised of our U.S. operations supporting our data communication products and was previously part of our domestic segment. The Australia segment is comprised of our operation in Australia producing and selling the company’s energy and telecommunications products and was previously part of our foreign segment. Our Brazil, South Africa and Canada segments are comprised of the manufacturing and sales operations from those locations which meet at least one of the criteria of a reportable segment and were previously part of our foreign segment. Our remaining foreign operations, including our operation in Australia producing and selling data communication products, that were previously part of our foreign segment and the newly acquired domestic solar energy operation are included in the All Other segment because none of these operations meet the criteria for a reportable segment and individually represent less than 10% of our combined net sales, consolidated net income and consolidated assets.
Attached as Exhibit A is our revised Note J — Business Segments, which will be included in the amended 2006 Form 10-K, and our revised Note I — Business Segments, which will be included in the amended first quarter Form 10-Q and our filings going forward.
Form 10-Q for the quarter ended March 31, 2007
     Item 1. Financial Statements and Supplementary Data, page 3

3.	We note the disclosure that your interim statements have not been reviewed as required by Rule 10-01(d) of Regulation S-X. Please help us understand the facts and circumstances delaying the review. Also, please tell us how you intend to correct this deficiency when the review is completed.
Our independent auditors had not completed their review due, in part, to the unresolved outstanding comments with the Securities and Exchange Commission.
After our previously filed Form 10-Q is appropriately updated for the changes in our segment reporting as discussed herein, and our independent auditors are able to complete their review, we plan to file a Form 10-Q/A, which will remove the disclosure that our independent auditors had not completed a review.
     Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13
4.	We note your response to prior comment one and your disclosure explaining changes in gross profit for the three months ended March 31, 2007 compared to March 31, 2006. In future filings, please revise MD&A to further clarify the facts and circumstances related to the $.4 million adjustment you recorded during the first quarter of 2007. Your disclosures should enable a reader to clearly understand why the adjustment took place, what it related to, and why you recorded it how you did.
As discussed in our previous responses, we determined this adjustment to be immaterial. Due to our change in reportable segments, we reassessed this determination since Brazil is now a separate reportable segment. We continue to believe that this adjustment is immaterial to the consolidated results of the Company. While this adjustment is quantitatively material to the individual reportable segment, the adjustment does not affect a segment that has been identified as playing a significant role in the Company’s operations or profitability. Therefore, our conclusion is that this adjustment continues to be immaterial.
We plan to include in the amended first quarter Form 10-Q and the second quarter Form 10-Q the following description of the adjustment:
During the first quarter of 2007, management performed a comprehensive review of the components of the Company’s Brazil operation’s excess and obsolescence reserve calculation. This review discovered that the details of the reserve account included an inappropriate reserve of $.4 million at December 31, 2006. In determining the appropriate period to recognize the correction of this item, we considered the quantitative and qualitative aspects of the correction to be recorded and analyzed its effects on both 2006 and 2007 results. As a result of our analysis we concluded that the adjustment in both periods is quantitatively and qualitatively immaterial. Therefore, having concluded that the adjustment to be recorded was not material to our consolidated results, the Company recorded the adjustment in the first quarter of 2007.

Sincerely,
/s/ Eric R. Graef
Eric R. Graef
Vice President — Finance and Treasurer

Form 10-K Amendment
Note J — Business Segments (As restated)
     The Company designs, manufactures and sells hardware employed in the construction and maintenance of telecommunication, energy and other utility networks and data communication products. Principal products include cable anchoring and control hardware, splice enclosures and devices which are sold primarily to customers in North and South America, Europe, South Africa and Asia Pacific.
     Subsequent to the year ended December 31, 2006, the Company completed a re-assessment of its operations and reporting structures. As a result of this assessment the Company will now report seven reportable segments. Consequently, the Company’s segment disclosures have been restated from the two reportable segments (Domestic and Foreign) that were previously reported. The international segments have been determined based on results of operations as reported by location. The domestic segments have been determined based upon the end use of products. The reportable segments are PLP-USA, SMP, Australia, Brazil, South Africa, Canada, and All Other. The PLP-USA segment is comprised of the U.S. operations supporting primarily the Company’s domestic energy and telecommunications products and was previously part of the domestic segment. The SMP segment is comprised of the U.S. operations supporting the Company’s data communication products and was previously part of the domestic segment. The Australia segment is comprised of the Company’s operation in Australia producing and selling the Company’s energy and telecommunications products and was previously part of the foreign segment. The Brazil, South Africa and Canada segments are comprised of the manufacturing and sales operations from those locations which meet at least one of the criteria of a reportable segment and were previously part of our foreign segment. The remaining foreign operations, including the Company’s operation in Australia producing and selling data communication products, that were previously part of the foreign segment are included in the All Other segment because none of these operations meet the criteria for a reportable segment and individually represent less than 10% of our combined net sales, consolidated net income, or consolidated assets.
     The accounting policies of the operating segments are the same as those described in Note A in the Notes To Consolidated Financial Statements. The Company evaluates performance based on net income. No single customer accounts for more than ten percent of the Company’s consolidated revenues. It is not practical to present revenues by product line. U.S. net sales for the years ending December 31, 2006, 2005 and 2004 were $111.4 million, $115.3 million and $107.1 million. U.S. long lived assets for the years ending December 31, 2006 and 2005 were $32.4 million and $32 million. The Australia operations net sales for the years ending December 31, 2006, 2005 and 2004 were $25.9 million, $22.6 million and $19.6 million. The Australia operations long lived assets for the years ending December 31, 2006 and 2005 were $10.6 million and $9.4 million.
     The following table presents a summary of the Company’s reportable segments for the years ended December 31, 2006, 2005 and 2004 based on the current reporting structure. Current year and prior year amounts have been restated to reflect the seven reportable segments.

	Year ended December 31,
	2006	2005	2004
Net sales
PLP-USA	$91,412	$95,776	$89,473
SMP	20,027	19,572	17,597
Australia	16,154	12,868	11,215
Brazil	20,990	16,510	9,529
South Africa	8,244	7,319	5,385
Canada	9,824	9,027	7,746
All Other	50,286	44,732	42,167

Total net sales	$216,937	$205,804	$183,112

Intersegment sales
PLP-USA	$5,238	$5,770	$5,392
SMP	492	504	501
Australia	288	205	2,496
Brazil	1,126	1,023	1,455
South Africa	417	318	269
Canada	355	279	262
All Other	5,840	3,919	2,242

Total intersegment sales	$13,756	$12,018	$12,617

Interest income
PLP-USA	$889	$562	$140
SMP	38	—	—
Australia	18	11	20
Brazil	215	100	72
South Africa	51	44	60
Canada	172	99	105
All Other	111	287	299

Total interest income	$1,494	$1,103	$696

Interest expense
PLP-USA	$(31)	$(43)	$(39)
SMP	—	—	—
Australia	(112)	(94)	(215)
Brazil	(5)	(25)	(22)
South Africa	(9)	—	—
Canada	—	—	—
All Other	(407)	(217)	(153)

Total interest expense	$(564)	$(379)	$(429)

Income taxes
PLP-USA	$1,429	$3,175	$2,611
SMP	185	425	1,623
Australia	396	219	204
Brazil	576	211	84
South Africa	546	790	316
Canada	901	796	674
All Other	1,483	904	(244)

Total income taxes	$5,516	$6,520	$5,268

Net income (loss)
PLP-USA	$3,877	$4,873	$7,740
SMP	276	860	(920)
Australia	843	562	570
Brazil	924	560	158
South Africa	1,319	1,137	758
Canada	1,693	1,691	1,266
All Other	3,128	2,303	3,470

Total net income (loss)	$12,060	$11,986	$13,042

	As of December 31,
	2006	2005	2004
Expenditure for long-lived assets
PLP-USA	$4,974	$3,590	$3,433
SMP	701	399	382
Brazil	311	439	156
South Africa	102	77	35
Canada	1	20	13
All Other	4,109	3,212	2,168

Total expenditures for long-lived assets	$10,198	$7,737	$6,187

Depreciation and amortization
PLP-USA	$4,141	$3,554	$3,768
SMP	798	1,106	1,345
Brazil	565	574	439
South Africa	72	80	87
Canada	123	201	195
All Other	1,839	1,699	1,551

Total depreciation and amortization	$7,538	$7,214	$7,385

Identifiable assets
PLP-USA	$73,116	$80,481
SMP	12,809	12,651
Brazil	12,161	12,264
South Africa	4,103	3,149
Canada	6,637	8,555
All Other	62,137	51,447

Total identifiable assets	$170,963	$168,547

Long-lived assets
PLP-USA	$27,712	$27,241
SMP	4,665	4,762
Brazil	2,974	2,810
South Africa	498	499
Canada	1,686	1,791
All Other	22,747	18,991

Total long-lived assets	$60,282	$56,094

     The Company’s Australia reportable segment activity for expenditure for long-lived assets, depreciation and amortization, identifiable assets and long-lived assets for the periods ending December 31, 2006, 2005 and 2004 has been included in All Other because the information can not be easily segregated.
     Transfers between geographic areas are above cost and consistent with rules and regulations of governing tax authorities.
Form 10-Q Amendment for First Quarter 2007 Filing
NOTE I — BUSINESS SEGMENTS
Subsequent to the year ended December 31, 2006, the Company completed a re-assessment of its operations and reporting structure. As a result of this assessment the Company will now report seven reportable segments. Consequently, the Company’s segment disclosures have been restated from the two reportable segments (Domestic and Foreign) that were previously reported. The international segments have been determined based on results of operations as reported by location. The domestic segments have been determined based upon the end use of products. The reportable segments are PLP-USA, SMP, Australia, Brazil, South Africa, Canada, and All Other. The PLP-USA segment is comprised of the U.S. operations supporting primarily the Company’s domestic energy and telecommunications products and was previously part of the domestic segment. The SMP segment is comprised of the U.S. operations supporting the Company’s data communication products and was previously part of the domestic segment. The Australia segment is comprised of the Company’s operation in Australia producing and selling the Company’s energy and telecommunications products and was previously part of the foreign segment. The Brazil, South Africa and Canada segments are comprised of the manufacturing and sales operations from those locations which meet at least one of the criteria of a reportable segment and were previously part of our foreign segment. The remaining foreign operations, including the Company’s operation in Australia producing and selling data communication products, that were previously part of the foreign segment and the newly acquired domestic solar energy operation are included in the All Other segment because none of these operations meet the criteria for a reportable segment and individually represent less than 10% of combined net sales, consolidated net income and consolidated assets.
The following table presents a summary of the Company’s reportable segments for the three month periods ended March 31, 2007 and 2006 based on the current reporting structure. Current year and prior year amounts have been restated to reflect the seven reportable segments.

	Three month periods ended March 31,
	2007	2006
Net sales
PLP-USA	$27,489	$22,731
SMP	4,552	5,230
Australia	4,108	2,512
Brazil	4,521	6,227
South Africa	1,500	1,989
Canada	2,291	2,145
All Other	12,070	11,801

Total net sales	$56,531	$52,635

Intersegment sales
PLP-USA	$1,661	$1,379
SMP	67	134
Australia	15	24
Brazil	575	66
South Africa	138	109
Canada	18	36
All Other	1,748	1,317

Total intersegment sales	$4,222	$3,065

	Three month periods ended March 31,
	2007	2006
Interest income
PLP-USA	$167	$244
SMP	18	—
Australia	4	5
Brazil	25	91
South Africa	21	5
Canada	23	31
All Other	47	26

Total interest income	$305	$402

Interest expense
PLP-USA	$(35)	$(6)
SMP	—	—
Australia	(18)	(30)
Brazil	(2)	(2)
South Africa	—	—
Canada	—	—
All Other	(110)	(64)

Total interest expense	$(165)	$(102)

Income taxes
PLP-USA	$935	$254
SMP	(85)	35
Australia	68	1
Brazil	265	254
South Africa	125	165
Canada	186	183
All Other	300	210

Total income taxes	$1,794	$1,102

Net income (loss)
PLP-USA	$1,795	$780
SMP	(133)	68
Australia	159	2
Brazil	484	508
South Africa	305	386
Canada	321	315
All Other	787	440

Total net income (loss)	$3,718	$2,499

	March 31,	December 31,
	2007	2006
Identifiable assets
PLP-USA	$71,842	$73,005
SMP	12,880	12,809
Brazil	14,895	12,161
South Africa	4,506	4,103
Canada	7,153	6,637
All Other	68,616	62,137

Total indentifiable assets	$179,892	$170,852

The Company’s Australia segments’ identifiable assets for the periods ended March 31, 2007 and December 31, 2006 has been included in All Other because the information can not be easily segregated.